LIST OF SUBSIDIARIES

Pride Investment, Inc.

Pride Equities, Inc.

Federal Mortgage Corp. of Puerto Rico, Inc.

Pride Lending, Inc.

Marwich II, Ltd.

Springfield Financial, Inc.

American Telstar, Inc.